BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 07 2007
WASH, D.C. 200 SECTION

07025891

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

August 6, 2007

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Very pleasing half-yearly result".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

Stefan Schulz
Head of Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Very pleasing half-yearly result

- **Operating profit (EBIT) + 15.8%**
- **Group net income + 14.2%**
- **Non-life reinsurance highly satisfactory despite significant burden of catastrophe losses (net income for the reporting period + 9.4%)**
- **Life and health reinsurance posts excellent result (net income for the reporting period + 75.8%)**
- **Sale of Praetorian completed in Q2**
- **Return on equity 19.9%**

Hannover, 3 August 2007: In its half-yearly report presented today Hannover Re expressed considerable satisfaction with the development of its business. "Our result as at 30 June 2007 is a good platform for achieving our 2007 profit target – namely a return on equity of at least 15 percent after tax", Chief Executive Officer Wilhelm Zeller affirmed.

Effective 31 May 2007 the sale of Praetorian Financial Group, Inc., the US primary insurer transacting specialty business, was successfully completed. The balance sheet structure of the Hannover Re Group has improved still further as a consequence of this sale; the provisional disposal profit amounts to 17.7 million euro. As in the first quarter, the after-tax result of Praetorian is reported in a separate line within the consolidated statement of income (net income from discontinued operations) in accordance with IFRS. The figures for the previous year have been adjusted accordingly in order to preserve year-on-year comparability.

"Following the sale of Praetorian we shall now concentrate exclusively on our core business of non-life and life/health reinsurance. With our strategic orientation as a 'Multi Specialist' we are positioned across a broad front and optimally diversified", Mr. Zeller emphasised.

The operating profit (EBIT) as at 30 June 2007 increased by 15.8% year-on-year to 467.7 million euro (403.9 million euro). Group net income improved by 14.2% to 293.0 million euro (256.6 million euro), generating earnings of 2.43 euro (2.13 euro) a share.

The gross premium booked by the Hannover Re Group contracted by 10.4 % to 4.5 billion euro (5.0 billion euro). The principal factors here were the sale of Praetorian and also the associated withdrawal of Clarendon from active specialty

business. It was not possible to entirely offset these effects despite the vigorous growth achieved in life and health reinsurance. At constant exchange rates the decrease in gross premium would have been 7.8%. Given the increased retention of 85.8% (77.0 %), net premium came in 1.9% higher at 3.7 billion euro (3.6 billion euro).

The state of the market in **non-life reinsurance**, the largest business group, remains favourable after eight consecutive years of rate increases. The June/July treaty renewals in the United States passed off better than expected. Although modest rate deterioration was observed in property business, the price level is still adequate. In property catastrophe business prices largely remained on a high level; only in some subsegments were slight reductions in rates recorded. All in all, the business prospects in non-life reinsurance are most promising.

"The development of business in our domestic market is especially gratifying. In order to derive optimal benefit from the opportunities available in the attractive German market we increased our stake in E+S Rück, which bears sole responsibility within the Group for German business, by 10% as at 1 April 2007 to 65.8%", Mr. Zeller explained.

The gross premium income booked in total non-life reinsurance, which since the beginning of the year has also included structured covers (formerly financial reinsurance) and the remaining specialty business in the primary sector, contracted in line with expectations to 3.0 billion euro (3.7 billion euro) as at 30 June 2007, a fall of 20.5% compared to the same period of the previous year. At constant exchange rates, especially against the US dollar, the decline would have been 18.1%. Due to a significantly higher retention of 83.3% (73.2%), net premium earned fell by a less marked 7.3% to 2.3 billion euro (2.5 billion euro).

Following comparatively heavy expenditure on catastrophe losses in the first quarter – attributable to winter storm "Kyrill" in Europe –, the second quarter brought a number of catastrophe events on a small to moderate scale. They included, most notably, windstorm events in Australia and the Arab region as well as flooding in the United Kingdom. Overall, the total net burden of catastrophe losses and major claims for the second quarter amounted to 46.3 million euro; the figure for the first half-year totalled 214.5 million euro, corresponding to 9.2% of net premium in non-life reinsurance. The combined ratio stood at 101.9% (99.4%).

The net underwriting result came in at -56.1 million euro (-14.9 million euro). The operating profit (EBIT) in non-life reinsurance increased by 5.9% to 321.5 million euro (303.6 million euro). Group net income climbed by 9.4% to 241.4 million euro (220.6 million euro), equivalent to earnings of 2.00 euro (1.83 euro) a share.

The development of the **life and health reinsurance** business group as at 30 June 2007 was thoroughly gratifying, building seamlessly on the robust growth momentum of the 2006 financial year. Hannover Re operates under the Hannover Life Re brand in this business group and transacts its business on the basis of a "five pillar model". This encompasses the financing of new and existing business, the development of new markets and products (including for example special seniors' and annuity products), bancassurance, partnerships with large multinational insurance groups as well as traditional life, annuity, accident and health business. "This broad positioning ensures that we enjoy a promising portfolio and vigorous organic growth going forward", Mr. Zeller stressed.

In the United Kingdom our focus continues to be on enhanced annuities; in the United States special health products for senior citizens offer good growth opportunities. The company supports clients in the cultivation of new markets, assisting them inter alia with the design of insurance products according to Islamic principles as well as with marketing and distribution methods.

The gross premium volume in life and health reinsurance surged by a vigorous 19.5% to 1.5 billion euro (1.3 billion euro) as at 30 June 2007. At constant exchange rates growth would have come in at 22.8%. The level of retained premium increased slightly to 90.2% (88.0%). Net premium earned consequently climbed by as much as 22.5% to 1.4 billion euro (1.1 billion euro).

Hannover Re also expressed considerable satisfaction with the results trend as at 30 June 2007. The operating profit (EBIT) was boosted by 65.2% to 129.2 million euro (78.2 million euro). This amount includes extraordinary income of some 25 million euro from the write-back of reserves that are no longer required. The EBIT margin of 9.4% was comfortably in excess of the minimum target of five percent; even without the aforementioned special effects it would have reached 7.5%. Group net income increased by a very good 75.8% to 89.9 million euro (51.2 million euro); this is equivalent to earnings of 75 cents (42 cents) a share.

Hannover Re was similarly highly satisfied with the performance of its **investments**: the cash inflow into the technical account in conjunction with market movements and a weaker US dollar left the volume of assets under own management virtually unchanged from 31 December 2006 at 19.5 billion euro. Ordinary income excluding interest on deposits grew by 6.3 % due to the higher average yield in the asset portfolios to reach 409.5 million euro (385.1 million euro). As part of a proactive approach to portfolio management – especially in the area of equity securities – the highly favourable market trend was used to realise profits of 134.3 million euro (49.9 million euro) on the disposal of investments. This contrasted with roughly unchanged realised losses of 36.7 million euro (38.0 million euro). Net income from investments under own management climbed by 29.7% to 482.0 million euro (371.5 million euro). The

interest on deposits of 98.0 million (112.4 million euro) showed a further decline owing to the planned reduction of funds held by ceding companies, particularly under old structured covers. Net investment income from the total portfolio improved by an appreciable 19.8% to 579.9 million euro (483.9 million euro) as a consequence of the highly gratifying performance of the assets under own management.

Outlook
In view of the continued good profit opportunities available on many markets, not only in non-life and life/health reinsurance but also on the capital markets, Hannover Re is looking to a very good result for the full 2007 financial year.

"What is more, we have already reallocated the risk capital freed up by the sale of Praetorian to other attractive business avenues in the reinsurance sector", Mr. Zeller explained. By running a higher retention in the still lucrative property catastrophe segment it is possible to tap into promising scope for boosting profitability. Not only that, the expansion of life and health reinsurance, the cultivation of new markets in Central and Eastern Europe as well as in the high-growth Islamic reinsurance market – together with the increased stake in E+S Rück – all offer Hannover Re favourable opportunities for redeployment of freed up capital.

Market conditions in *non-life reinsurance* are still largely good, an observation supported by all the treaty renewal phases completed so far within the year. "This trend was confirmed most recently by the renewals as at 1 July 2007 in the United States, when around a third of our portfolio in North America was renegotiated", Mr. Zeller noted. Even though the hard market has now passed its peak and some ceding companies are raising their retentions, the rate level remains attractive overall. While some slight deterioration has been seen in property business, the rates for business written by our company are still commensurate with the risks. Rates in US catastrophe business continue to be on a high level, with only a few subsegments seeing modest erosion.

Notable major losses incurred so far in the third quarter are a plane crash in Brazil and renewed flooding in the southwest of England. The information currently available suggests that the earthquake and a typhoon that affected Japan will not lead to any significant loss expenditure.

All in all, the net premium volume for total *non-life reinsurance* should come in at least on a par with the previous year. Provided the burden of major claims remains within the expected bounds of around 8% of net premium, a gratifying profit contribution can be anticipated.

The market opportunities available in *life and health reinsurance* should facilitate double-digit organic premium growth and a similar rise in profits. Growth impetus is expected to derive from European and various Asian markets as well as

from South Africa. Pilot projects in the US market aimed at tapping into growth opportunities for alternative sales channels with the aid of system-supported underwriting are also bearing fruit. The marketing of simple, transparent life insurance products can therefore be expected to unleash fresh growth stimuli in the US life market. For the business group as a whole we anticipate substantial enlargement of the premium volume and double-digit increases in results.

As far as the *investment portfolio* is concerned, the expected positive cash flow over the further course of the year should serve to boost the volume of assets. In a normal market environment the income from assets under own management should continue to increase.

In view of the developments described above Hannover Re expects to close the *full 2007 financial year* on a very good note. "Assuming that the burden of major claims is within the expected bounds and there are no downturns on capital markets, another excellent result should be attainable in the current year. Additional non-recurring income of around 180 million euro is expected from the reform of corporate taxation", Mr. Zeller noted. Yet even without the effect of tax reform Hannover Re anticipates a result in excess of that in 2006. It remains the company's intention to pay out a dividend in the range of 35% to 40% of the normalised result.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of around 9 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Disclaimer:

Some of the statements in this press release may be forward-looking statements or statements of future expectations based on currently available information. Such statements are naturally subject to risks and uncertainties. Factors such as the development of general economic conditions, future market conditions, unusual catastrophic loss events, changes in the capital markets and other circumstances may cause the actual events or results to be materially different from those anticipated by such statements. Hannover Re does not make any representation or warranty, express or implied, as to the accuracy, completeness or updated status of such statements. Therefore, in no case whatsoever will Hannover Re and its affiliate companies be liable to anyone for any decision made or action taken in conjunction with the information and/or statements in this press release or for any related damages.

Key Figures of the Hannover Re Group (IFRS basis)

in EUR million	2007 Q1	2007 Q2	Variance	2007 H1	Variance	2006 Q2	2006 H1	2006 31.12.
Hannover Re Group								
Gross written premium	2,408.4	2,083.1	-11.5%	4,491.6	-10.4%	2,354.7	5,012.6	
Net premium earned	1,736.8	1,968.4	+6.8%	3,705.2	+1.9%	1,842.3	3,636.7	
Net underwriting result	(88.6)	(3.5)	-90.4%	(92.1)	+40.8%	(36.4)	(65.4)	
Net investment income[1]	255.1	324.9	+33.2%	579.9	+19.8%	244.0	483.9	
Operating profit (EBIT)	154.2	313.5	+44.1%	467.7	+15.8%	217.6	403.9	
Net income from continuing operations (before minorities)	114.0	175.3	+9.4%	289.3	+9.4%	160.3	273.2	
Net income from discontinued operations (before minorities)	15.3	15.5	+34.8%	30.7	+34.8%	11.5	29.0	
Minority interests	5.8	21.3	+1.9%	27.1	+1.9%	20.9	45.6	
Group net income	123.5	169.4	+12.3%	293.0	+14.2%	150.8	256.6	
Earnings per share in EUR	1.02	1.41	+12.8%	2.43	+14.1%	1.25	2.13	
Policyholders' surplus[2]	5,020.9			4,824.1	-1.1%			4,878.4
Investments (incl. funds held by ceding companies)	28,688.4			29,190.6	+2.3%			28,538.1
Total assets	42,146.5			39,154.8	-5.4%			41,386.4
Book value per share in EUR	25.31			24.68	+2.7%		21.23	24.03
Retention	84.9%	86.8%		85.8%		75.8%	77.0%	
EBIT margin[3]	8.9%	15.9%		12.6%		11.8%	11.1%	
Return on equity (after tax)[4]	16.6%	22.5%		19.9%		23.4%	19.9%	
Non-life reinsurance								
Gross written premium	1,664.4	1,300.1	-22.5%	2,964.4	-20.5%	1,677.9	3,730.0	
Net premium earned	1,092.6	1,235.9	-0.7%	2,328.5	-7.3%	1,244.1	2,512.7	
Net underwriting result	(66.2)	10.1	-158.0%	(56.1)	+276.5%	(17.4)	(14.9)	
Operating profit (EBIT)	93.3	228.2	+49.3%	321.5	+5.9%	152.8	303.6	
Net income from continuing operations (before minorities)	90.3	158.2	+25.2%	248.4	+8.8%	126.4	228.4	
Net income from discontinued operations (before minorities)	16.2	(2.6)	-118.4%	13.7	-56.6%	14.1	31.6	
Minority interests	4.5	16.2	-11.5%	20.7	-47.5%	18.3	39.4	
Group net income	102.0	139.4	+14.0%	241.4	+9.4%	122.3	220.6	
Retention	83.3%	82.7%		83.3%		70.8%	73.2%	
Combined ratio[5]	105.2%	98.9%		101.9%		100.3%	99.4%	
EBIT margin[3]	8.5%	18.5%		13.8%		12.3%	12.1%	
Life and health reinsurance								
Gross written premium	744.1	788.2	+16.4%	1,532.3	+19.5%	676.9	1,282.6	
Net premium earned	644.2	732.5	+22.5%	1,376.7	+22.5%	598.2	1,124.0	
Operating profit (EBIT)	51.8	77.4	+187.4%	129.2	+65.2%	52.3	78.2	
Group net income	33.9	56.0	+50.9%	89.9	+75.8%	37.1	51.2	
Retention	87.4%	92.9%		90.2%		88.3%	88.0%	
Combined ratio[5]	98.1%	95.8%		96.9%		96.4%	97.8%	
EBIT margin[3]	8.1%	10.6%		9.4%		8.7%	7.0%	

[1] Including expense on funds withheld and contract deposits

[2] Total shareholders' equity + minority interests + hybrid capital

[3] Operating profit (EBIT)/net premium earned

[4] Quarterly figures are annualised

[5] Including interest income on contract deposits and funds withheld

hannover rück

PRESSE INFORMATION

Sehr erfreuliches Halbjahresergebnis

- **Operatives Ergebnis (EBIT) + 15,8 %**
- **Konzernüberschuss + 14,2 %**
- **Schaden-Rückversicherung trotz deutlicher Großschadenbelastung sehr zufrieden stellend (Periodenüberschuss + 9,4 %)**
- **Personen-Rückversicherung mit ausgezeichnetem Ergebnis (Periodenüberschuss + 75,8 %)**
- **Verkauf der Praetorian in Q2 vollzogen**
- **Eigenkapitalrendite 19,9 %**

Hannover, 3. August 2007: In dem heute vorgelegten Halbjahresbericht zeigt sich die Hannover Rück mit ihrer Geschäftsentwicklung sehr zufrieden. „Unser Ergebnis zum 30. Juni 2007 ist eine gute Basis, um unser Gewinnziel für 2007 – eine Eigenkapitalrendite von mindestens 15 Prozent nach Steuern – zu erreichen", erklärte der Vorstandsvorsitzende Wilhelm Zeller.

Zum 31. Mai 2007 wurde der erfolgreiche Verkauf der im Spezialgeschäft tätigen US-Erstversicherungsgesellschaft Praetorian Financial Group, Inc. vollzogen. Durch diesen Verkauf zeigt sich die Bilanzstruktur des Hannover Rück-Konzerns noch einmal verbessert; der vorläufige Gewinn aus dem Abgang beläuft sich auf 17,7 Mio. EUR. Wie bereits im 1. Quartal wurde gemäß IFRS-Rechnungslegungsvorschriften das Nachsteuerergebnis der Praetorian innerhalb der Konzern-Gewinn- und Verlustrechnung in einer separaten Zeile (Überschuss aus aufgegebenen Geschäftsbereichen) aufgeführt. Um die Vergleichbarkeit mit der Vorjahresperiode zu gewährleisten, wurden die Vorjahreszahlen entsprechend angepasst.

„Nach dem Verkauf der Praetorian konzentrieren wir uns nun uneingeschränkt auf unser Kerngeschäft, die Schaden- und Personen-Rückversicherung. Wir sind hier mit unserer strategischen Ausrichtung als ‚Multi Specialist' breit aufgestellt und bestens diversifiziert", unterstrich Zeller.

Das operative Ergebnis (EBIT) zum 30.06.2007 erhöhte sich gegenüber der Vergleichsperiode um 15,8 % auf 467,7 Mio. EUR (403,9 Mio. EUR). Der Konzernüberschuss stieg um 14,2 % auf 293,0 Mio. EUR (256,6 Mio. EUR). Der Gewinn je Aktie beträgt 2,43 EUR (2,13 EUR).

Die Bruttoprämie für den Hannover Rück-Konzern ging um 10,4 % auf 4,5 Mrd. EUR (5,0 Mrd. EUR) zurück. Ausschlaggebend hierfür waren der Verkauf der Praetorian und der damit zusammenhängende Rückzug auch der Clarendon aus dem aktiven Spezialgeschäft. Trotz des starken Wachstums in der Personen-Rückversicherung konnten diese Effekte nicht kompensiert werden. Bei konstanten Währungskursen hätte der Rückgang der Bruttoprämie 7,8 % betragen. Angesichts eines auf 85,8 % (77,0 %) erhöhten Selbstbehalts stieg die Nettoprämie um 1,9 % auf 3,7 Mrd. EUR (3,6 Mrd. EUR).

Im größten Geschäftsfeld, der **Schaden-Rückversicherung**, ist die Marktsituation nach acht aufeinander folgenden Jahren von Ratenerhöhungen weiterhin günstig. Positiver als erwartet gestalteten sich die Vertragserneuerungsrunden zum Juni/Juli in den USA. Obgleich im Sachgeschäft leichte Ratenrückgänge zu verzeichnen waren, ist das Preisniveau immer noch auskömmlich. Im Sach-Katastrophengeschäft verblieben die Preise überwiegend auf ihrem hohen Niveau; lediglich in einigen Bereichen waren leichte Ratenreduzierungen zu verzeichnen. Insgesamt sind die Geschäftsaussichten in der Schaden-Rückversicherung sehr vielversprechend.

„Sehr zufrieden sind wir insbesondere mit der Geschäftsentwicklung auf unserem Heimatmarkt. Um die Chancen im attraktiven deutschen Markt optimal nutzen zu können, haben wir unsere Beteiligung an der E+S Rück, die im Konzern exklusiv für das Deutschlandgeschäft zuständig ist, per 1. April 2007 um 10 Prozent auf 65,8 Prozent erhöht", erklärte Zeller.

Die Bruttoprämie für die gesamte Schaden-Rückversicherung, in der seit Beginn dieses Jahres auch die strukturierten Deckungen (frühere Finanz-Rückversicherung) sowie das verbliebene Erstversicherungs-Spezialgeschäft zusammengefasst werden, ging zum 30.06.2007 gegenüber der Vergleichsperiode erwartungsgemäß um 20,5 % auf 3,0 Mrd. EUR (3,7 Mrd. EUR) zurück. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang 18,1 % betragen. Auf Grund eines deutlich auf 83,3 % (73,2 %) erhöhten Selbstbehalts reduzierte sich die verdiente Nettoprämie mit 7,3 % auf 2,3 Mrd. EUR (2,5 Mrd. EUR) weniger stark.

Nachdem der Großschadenaufwand im 1. Quartal – bedingt durch den Orkan „Kyrill" in Europa – vergleichsweise hoch ausfiel, war im 2. Quartal eine Reihe von kleineren und mittleren Großschäden zu verzeichnen. Zu nennen sind hier vor allem Sturmereignisse in Australien und im arabischen Raum sowie die Flut in Großbritannien. Insgesamt beträgt die Netto-Großschadenbelastung für das 2. Quartal 46,3 Mio. EUR; für das Halbjahr beläuft sie sich auf 214,5 Mio. EUR. Dies entspricht 9,2 % der Nettoprämie in der Schaden-Rückversicherung. Die kombinierte Schaden-/Kostenquote beträgt 101,9 % (99,4 %).

Das versicherungstechnische Ergebnis beläuft sich auf -56,1 Mio. EUR (-14,9 Mio. EUR). Das operative Ergebnis (EBIT) in der Schaden-Rückversicherung erhöhte sich um 5,9 % auf 321,5 Mio. EUR (303,6 Mio. EUR). Der Konzernüberschuss stieg um 9,4 % auf 241,4 Mio. EUR (220,6 Mio. EUR). Das Ergebnis je Aktie betrug 2,00 EUR (1,83 EUR).

Das Geschäftsfeld **Personen-Rückversicherung** entwickelte sich zum 30.06.2007 überaus erfreulich: Es schließt nahtlos an die solide Wachstumsdynamik des Geschäftsjahres 2006 an. Die Hannover Rück tritt in diesem Geschäftsfeld unter der Marke Hannover Life Re auf und betreibt ihr Geschäft auf Basis eines „Fünf-Säulen-Modells". Hierzu zählen die Finanzierung von Neu- und Bestandsgeschäft, die Entwicklung neuer Märkte und Produkte (wie zum Beispiel spezieller Senioren- und Rentenprodukte), Bancassurance, Partnerschaften mit großen multinationalen Erstversicherungs-Konzernen sowie traditionelles Lebens-, Renten-, Unfall- und Krankengeschäft. „Durch diese breite Aufstellung sichern wir uns ein zukunftsträchtiges Portefeuille und starkes organisches Wachstum", betonte Zeller.

In Großbritannien stehen nach wie vor die sofort beginnenden Vorzugsrenten im Fokus; in den USA boten spezielle Krankenversicherungen für Senioren gute Wachstumschancen. Im Rahmen der Entwicklung neuer Märkte unterstützt die Gesellschaft Kunden etwa bei der Gestaltung von Versicherungsprodukten nach islamischen Prinzipien, aber auch hinsichtlich Marketing- und Vertriebsmethoden.

Die Bruttoprämie der Personen-Rückversicherung erhöhte sich zum 30.06.2007 kräftig um 19,5 % auf 1,5 Mrd. EUR (1,3 Mrd. EUR). Bei konstanten Währungskursen hätte das Wachstum 22,8 % betragen. Der Selbstbehalt erhöhte sich leicht auf 90,2 % (88,0 %). Die verdiente Nettoprämie stieg daher sogar um 22,5 % auf 1,4 Mrd. EUR (1,1 Mrd. EUR).

Auch mit der Ergebnisentwicklung zum 30.06.2007 zeigt sich die Hannover Rück sehr zufrieden. Das operative Ergebnis (EBIT) konnte um 65,2 % auf 129,2 Mio. EUR (78,2 Mio. EUR) gesteigert werden. Hierin sind außerordentliche Erträge von rund 25 Mio. EUR aus der Auflösung nicht mehr notwendiger Rückstellungen enthalten. Die EBIT-Rendite liegt mit 9,4 % deutlich über der Mindestmarke von 5 %; auch ohne die genannten Sondereffekte würde diese 7,5 % betragen. Der Konzernüberschuss erhöhte sich um sehr gute 75,8 % auf 89,9 Mio. EUR (51,2 Mio. EUR); dies entspricht einem Gewinn je Aktie von 0,75 EUR (0,42 EUR).

Sehr zufrieden zeigt sich die Hannover Rück auch mit der Entwicklung ihrer **Kapitalanlagen**: Der versicherungstechnische Mittelzufluss führte gegenüber dem 31.12.2006 im Zusammenspiel mit den Marktbewegungen und einem schwächeren US-Dollar zu einem nahezu unveränderten Bestand an selbst verwalteten Kapitalanlagen von

19,5 Mrd. EUR. Die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen auf Grund einer höheren Durchschnittsrendite in den Portefeuilles um 6,3 % auf 409,5 Mio. EUR (385,1 Mio. EUR). Im Rahmen des aktiven Portfoliomanagements – insbesondere im Bereich der Aktien – konnten unter Ausnutzung der sehr positiven Marktentwicklung Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 134,3 Mio. EUR (49,9 Mio. EUR) realisiert werden. Dem standen nahezu unveränderte realisierte Verluste in Höhe von 36,7 Mio. EUR (38,0 Mio. EUR) gegenüber. Das Nettokapitalanlageergebnis aus selbst verwalteten Kapitalanlagen stieg um 29,7 % auf 482,0 Mio. EUR (371,5 Mio. EUR). Weiterhin rückläufig waren mit 98,0 Mio. EUR die Depotzinsen (112,4 Mio. EUR), da sich die Depotforderungen insbesondere aus alten strukturierten Verträgen planmäßig abbauen. Das Nettoergebnis aus den gesamten Kapitalanlagen verbesserte sich infolge der sehr erfreulichen Entwicklung der selbst verwalteten Kapitalanlagen deutlich um 19,8 % auf 579,9 Mio. EUR (483,9 Mio. EUR).

Ausblick

Angesichts der sich weiterhin bietenden guten Gewinnchancen auf vielen Märkten, sowohl in der Schaden- wie in der Personen-Rückversicherung und an den Kapitalmärkten, erwartet die Hannover Rück ein sehr gutes Ergebnis für das Gesamtjahr 2007.

„Darüber hinaus haben wir uns mit dem frei gewordenen Risikokapital aus dem Verkauf der Praetorian bereits anderen attraktiven Geschäftsmöglichkeiten innerhalb der Rückversicherung zugewandt", erklärte Zeller. Durch einen höheren Selbstbehalt im immer noch profitablen Sach-Katastrophengeschäft bieten sich gute Möglichkeiten der Gewinnsteigerung. Aber auch der Ausbau der Personen-Rückversicherung, die Erschließung neuer Märkte in Zentral- und Osteuropa sowie im wachstumsstarken islamischen Rückversicherungsmarkt bieten der Hannover Rück neben der erhöhten Beteiligung an der E+S Rück gute Möglichkeiten zum Einsatz des frei gewordenen Kapitals.

In der *Schaden-Rückversicherung* sind die Marktbedingungen weiterhin überwiegend gut. Dies haben bislang alle unterjährigen Vertragserneuerungen gezeigt. „Gerade die Erneuerungsrunde zum 1. Juli 2007 in den USA, bei der rund ein Drittel unseres Portefeuilles in Nordamerika neu verhandelt wird, hat diesen Trend bestätigt", erklärte Zeller. Auch wenn der Zenit des harten Marktes mittlerweile überschritten ist und einige Zedenten ihre Selbstbehalte erhöhen, bleibt das Ratenniveau insgesamt attraktiv. Zwar sind im Sachgeschäft leichte Rückgänge zu verzeichnen, jedoch sind die Raten des von uns gezeichneten Geschäfts immer noch risikoadäquat. Im US-Katastrophengeschäft verbleiben die Preise weiterhin auf hohem Niveau, lediglich einzelne Bereiche verzeichneten einen geringen Abrieb.

An Großschäden hatten wir im 3. Quartal bisher einen Flugzeugabsturz in Brasilien sowie die erneuten Überschwemmungen im südwestlichen Teil Englands zu verzeichnen. Das Erdbeben und ein Taifun in Japan sollten nach derzeitigen Erkenntnissen zu keiner signifikanten Schadenbelastung führen.

Insgesamt dürfte sich das Netto-Prämienvolumen für die gesamte Schaden-Rückversicherung mindestens auf Vorjahresniveau bewegen. Vorausgesetzt, die Großschadenbelastung für das gesamte Jahr bleibt im Rahmen des Erwartungswertes von rund 8 % der Nettoprämie, ist von einem erfreulichen Gewinnbeitrag auszugehen.

Die sich in der *Personen-Rückversicherung* bietenden Marktchancen sollten ein zweistelliges organisches Prämienwachstum und eine ebensolche Steigerung des Ergebnisses möglich machen. Wachstumsimpulse werden aus den europäischen, aber auch aus verschiedenen asiatischen Märkten sowie aus Südafrika erwartet. Auch Pilotprojekte im US-amerikanischen Markt, durch ein systemgestütztes Underwriting Wachstumsmöglichkeiten für alternative Vertriebswege zu erschließen, zeigen Erfolge. Es ist daher davon auszugehen, dass der Vertrieb einfacher, transparenter Lebensversicherungsprodukte neue Wachstumsimpulse im US-Lebensmarkt freisetzt. Für das gesamte Geschäftsfeld gehen wir von einem deutlich wachsenden Prämienvolumen und von zweistellig steigenden Ergebnissen aus.

Bei den *Kapitalanlagen* dürfte der zu erwartende positive Mittelzufluss im weiteren Jahresverlauf einen Anstieg des Kapitalanlagevolumens bewirken. In einem normalen Marktumfeld sollten die Erträge aus selbst verwalteten Kapitalanlagen weiter zulegen können.

Angesichts der dargestellten Entwicklung geht die Hannover Rück von einem sehr guten Ergebnis für das *Gesamtjahr* 2007 aus. „Unter der Prämisse, dass sich die Großschadenbelastung im Rahmen des Erwartungswertes bewegt und es zu keinen negativen Bewegungen auf den Kapitalmärkten kommt, sollte im laufenden Jahr erneut ein hervorragendes Ergebnis erzielbar sein. Darüber hinaus erwarten wir einen einmaligen Ertrag von rund 180 Mio. EUR aus der Unternehmenssteuerreform“, sagte Zeller. Auch ohne den Effekt der Steuerreform geht die Hannover Rück davon aus, dass das Ergebnis über dem des Jahres 2006 liegen wird. Als Dividende sieht das Unternehmen unverändert eine Ausschüttungsquote von 35 % bis 40 % des normalisierten Ergebnisses vor.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-17 36,
E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 9 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 2.000 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Kennzahlen der Hannover Rück-Gruppe (auf IFRS-Basis)

	2007					2006		
in Mio. EUR	Q1	Q2	+/- Vorjahr	1H	+/- Vorjahr	Q2	1H	31.12.
Hannover Rück-Gruppe								
Gebuchte Bruttoprämie	2.408,4	2.083,1	-11,5 %	4.491,6	-10,4 %	2.354,7	5.012,6	
Verdiente Nettoprämie	1.736,8	1.968,4	+6,8 %	3.705,2	+1,9 %	1.842,3	3.636,7	
Versicherungstechnisches Ergebnis	-88,6	-3,5	-90,4 %	-92,1	+40,8 %	-36,4	-65,4	
Kapitalanlageergebnis[1]	255,1	324,9	+33,2 %	579,9	+19,8 %	244,0	483,9	
Operatives Ergebnis (EBIT)	154,2	313,5	+44,1 %	467,7	+15,8 %	217,6	403,9	
Überschuss aus fortzuführenden Geschäftsbereichen (vor Minderheitsanteilen)	114,0	175,3	+9,4 %	289,3	+9,4 %	160,3	273,2	
Überschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen)	15,3	15,5	+34,8 %	30,7	+34,8 %	11,5	29,0	
Minderheitsanteile	5,8	21,3	+1,9 %	27,1	+1,9 %	20,9	45,6	
Konzernüberschuss	123,5	169,4	+12,3 %	293,0	+14,2 %	150,8	256,6	
Ergebnis je Aktie in EUR	1,02	1,41	+12,8 %	2,43	+14,1 %	1,25	2,13	
Haftendes Kapital[2]	5.020,9			4.824,1	-1,1 %			4.878,4
Kapitalanlagen (inkl. Depotforderungen)	28.688,4			29.190,6	+2,3 %			28.538,1
Bilanzsumme	42.146,5			39.154,8	-5,4 %			41.386,4
Buchwert je Aktie in EUR	25,31			24,68	+2,7 %		21,23	24,03
Selbstbehalt	84,9 %	86,8 %		85,8 %		75,8 %	77,0 %	
EBIT-Rendite[3]	8,9 %	15,9 %		12,6 %		11,8 %	11,1 %	
Eigenkapitalrendite (nach Steuern)[4]	16,6 %	22,5 %		19,9 %		23,4 %	19,9 %	
Schaden-Rückversicherung								
Gebuchte Bruttoprämie	1.664,4	1.300,1	-22,5 %	2.964,4	-20,5 %	1.677,9	3.730,0	
Verdiente Nettoprämie	1.092,6	1.235,9	-0,7 %	2.328,5	-7,3 %	1.244,1	2.512,7	
Versicherungstechnisches Ergebnis	-66,2	10,1	-158,0 %	-56,1	+276,5 %	-17,4	-14,9	
Operatives Ergebnis (EBIT)	93,3	228,2	+49,3 %	321,5	+5,9 %	152,8	303,6	
Überschuss aus fortzuführenden Geschäftsbereichen (vor Minderheitsanteilen)	90,3	158,2	+25,2 %	248,4	+8,8 %	126,4	228,4	
Überschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen)	16,2	-2,6	-118,4 %	13,7	-56,6 %	14,1	31,6	
Minderheitsanteile	4,5	16,2	-11,5 %	20,7	-47,5 %	18,3	39,4	
Konzernüberschuss	102,0	139,4	+14,0 %	241,4	+9,4 %	122,3	220,6	
Selbstbehalt	83,3 %	82,7 %		83,3 %		70,8 %	73,2 %	
Kombinierte Schaden-/Kostenquote[5]	105,2 %	98,9 %		101,9 %		100,3 %	99,4 %	
EBIT-Rendite[3]	8,5 %	18,5 %		13,8 %		12,3 %	12,1 %	
Personen-Rückversicherung								
Gebuchte Bruttoprämie	744,1	788,2	+16,4 %	1.532,3	+19,5 %	676,9	1.282,6	
Verdiente Nettoprämie	644,2	732,5	+22,5 %	1.376,7	+22,5 %	598,2	1.124,0	
Operatives Ergebnis (EBIT)	51,8	77,4	+187,4 %	129,2	+65,2 %	52,3	78,2	
Konzernüberschuss	33,9	56,0	+50,9 %	89,9	+75,8 %	37,1	51,2	
Selbstbehalt	87,4 %	92,9 %		90,2 %		88,3 %	88,0 %	
Kombinierte Schaden-/Kostenquote[5]	98,1 %	95,8 %		96,9 %		96,4 %	97,8 %	
EBIT-Rendite[3]	8,1 %	10,6 %		9,4 %		8,7 %	7,0 %	

[1] einschließlich Depotzinsaufwendungen

[2] Eigenkapital + Minderheitsanteile + Hybridkapital

[3] Operatives Ergebnis (EBIT)/verdiente Nettoprämie

[4] Quartale wurden annualisiert

[5] einschließlich Depotzinsen

END